UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Gas Natural Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367204104

(CUSIP Number)

Anne E. Gold

First Reserve

One Lafayette Place

Greenwich, CT 06830

(203) 625-2536

with a copy to:

William E. Curbow, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue,

New York, NY 10017

(212) 455-3160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367204104

13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William E. Macaulay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 367204104

13D	Page 3 of 6 Pages

This Amendment No. 2 amends the Schedule 13D initially filed on December 9, 2016 (the “FREI 13D”), with an amendment filed on February 17, 2017, on behalf of FR Bison Merger Sub, Inc. (“Merger Sub”), FR Bison Holdings, Inc (“FR Bison”), First Reserve Energy Infrastructure Fund II, L.P. (“FREIF II”), FREIF II Echo AIV, L.P. (the “AIV”), First Reserve Energy Infrastructure GP II, L.P. (“FREI GP”), First Reserve Energy Infrastructure GP II Limited (“FREI GP II”) and the Reporting Person, with respect only to the Reporting Person identified herein. As a result of the closing of the BlackRock Transaction (as defined herein), the Reporting Person is filing this Statement to report that he may no longer be deemed to have the shared power to vote or direct the vote of, and/or the shared power to dispose of or direct the disposition of, any securities that may be deemed to be beneficially owned by any of FREI GP, FREI GP II, FREIF II, the AIV, FR Bison or Merger Sub. Capitalized terms used but not defined herein shall have the respective meanings set forth in the FREI 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D shall be amended and restated as follows:

(a) – (c) and (f)

This Schedule 13D is filed by William E. Macaulay (the “Reporting Person”). The Reporting Person is a United States citizen. The principal occupation of the Reporting Person is as Chairman and Co-CEO of First Reserve, a private equity investment firm that focuses on making investments in energy assets. The principal business office and address of the Reporting Person is c/o First Reserve, One Lafayette Place, Greenwich, CT 06830.

Page 4 of 6 Pages

(d)	and (e)

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by the following:

In connection with the Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, FR Bison and Merger Sub, FR Bison entered into a support agreement, dated as of October 10, 2016 (the “Support Agreement”) with Anita G. Zucker, Trustee of the Article 6 Marital Trust, Under The First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the “Stockholder”), pursuant to which the Stockholder agreed to vote all shares beneficially owned by her in favor of the transactions contemplated by the Merger Agreement, which vote was held on December 28, 2016 and at which the shareholders approved the Merger and the other transactions contemplated by the Merger Agreement.

On November 3, 2016, Alison D. Masters, on behalf of herself and all other similarly situated shareholders of the Issuer filed a complaint, subsequently amended on November 17, 2016 (the “Masters Case”) alleging that FR Bison, Merger Sub and FREIF II acquired beneficial ownership (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the shares of Common Stock owned by the Stockholder (with shared voting power and shared dispositive power) as a result of the Support Agreement. In an Amendment to Schedule 13D filed by the Stockholder on December 7, 2016 (the “Stockholder 13D”), the Stockholder reported beneficial ownership of 1,040,640 shares of Common Stock, constituting, according to the Stockholder 13D, 9.9% of the outstanding Common Stock. On December 23, 2016, the Issuer entered into a Memorandum of Understanding with the plaintiff providing for the settlement of the Masters Case. In the Memorandum of Understanding, the Issuer agreed to make certain supplemental disclosures to the Definitive Proxy Statement solely for the purpose of minimizing the time, burden, and expense of litigation. The Memorandum of Understanding provides that, in exchange for making these disclosures, defendants will receive, after notice to potential class members and upon court approval, a customary release of claims relating to the Merger. The parties subsequently entered into a Stipulation of Settlement on March 7, 2017. On March 15, 2017, the district court entered an order preliminarily approving the class settlement and scheduled a final settlement hearing for July 5, 2017. The proposed settlement is currently pending court approval. As reported in the FREI 13D, prior to the closing of the BlackRock Transaction, the Reporting Person was a director of FREI GP II, and had the right to appoint the Board of Directors of FREI GP II. By virtue of the Reporting Person’s right to appoint the directors of FREI GP II, prior to such time the Reporting Person may have been deemed to have the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, any securities beneficially owned by each of FREI GP, FREIF II, the AIV, FR Bison and Merger Sub. The FREI 13D was filed in connection with the litigation described herein, and each of the reporting persons on the FREI 13D, including the Reporting Person, disclaimed beneficial ownership of the shares of Common Stock owned by the Stockholder.

On February 1, 2017, BlackRock, Inc. (“BlackRock”) announced it had entered into an agreement to acquire the energy infrastructure business of First Reserve including, among other things, FREI GP II, which is the indirect general partner of FREIF II and the AIV (such acquisition, the “BlackRock Transaction”). The BlackRock Transaction closed on June 2, 2017. The BlackRock Transaction was independent of the Merger and will not require amendments to the Merger Agreement. As a result of the BlackRock Transaction, the Reporting Person is no longer a director of FREI GP II and does not have the right to appoint the directors of FREI GP II. Therefore, Mr. Macaulay may no longer be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose of or direct the disposition of, any securities beneficially owned by each of FREI GP, FREIF II, the AIV, FR Bison and Merger Sub.

Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	and (b).

The Reporting Person does not beneficially own any shares of Common Stock.

(c) Except as set forth in this Statement, the Reporting Person has not engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)	Not applicable.

(e) To the extent the Reporting Person may have been deemed a beneficial owner of more than 5% of the Common Stock, upon the closing of the BlackRock Transaction on June 2, 2017, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock. The Reporting Person expressly disclaims that he is or was the beneficial owner of any of the shares of Common Stock held by the Stockholder as a result of the Support Agreement, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that he is or was the beneficial owner of any such shares for purposes of Section 13(d) or 16 of the Exchange Act, or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 3 and Item 4 of this Statement is hereby incorporated by reference.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2017

William E. Macaulay

By:	/s/ Anne E. Gold
Anne E. Gold, attorney-in-fact